June 1, 2015

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.

Form 10-K for the Year Ended March 31, 2014

Form 10-Q for the Quarter Ended December 31, 2014

Response Dated March 13, 2015

File No. 001-31617

Dear Ms. Raminpour:

We are responding to comments received by letter dated May 4, 2015, regarding the Form 10-K for the fiscal year ended March 31, 2014 filed May 21, 2014, and the Form 10-Q for the fiscal quarter ended December 31, 2014, filed February 5, 2015, by Bristow Group Inc. (the “Company”). For convenience, we have included the comments verbatim and added our responses below.

Form 10-K for the Year Ended March 31, 2014

Notes to the Financial Statements

Note 9, Taxes, page 105

1.

We note that in your response to our prior comment 2 you have detailed the pre-tax income for your primary foreign jurisdictions, which represents 52% of total net pre-tax foreign income for fiscal 2014. Please explain to us the nature of the remaining amount of pre-tax income from foreign jurisdictions that are not included in your response to prior comment 2 of $259.3 million. In this regard, we note from your response that you derive a significant benefit from the offshore leasing structure set up in jurisdictions subject to low or no taxes, such as Cayman Islands. Please provide us with the jurisdictional information requested in our prior comment 2 for significant low or no tax rate jurisdictions.

Response: As requested, Table [A] reconciles the total $259.3 million of foreign income before provision for income taxes for the year ended March 31, 2014 reported on filed 10-K. All jurisdictions are represented in Table [A] including low or no tax rate jurisdictions such as the Cayman Islands, Guernsey, and Panama. The operations in the Cayman Islands consist of intercompany leasing of aircraft to foreign affiliates operating in other foreign jurisdictions. Guernsey and Panama employ personnel to operate aircraft used internationally.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620 bristowgroup.com

Table [A]

in thousands	For the year ended March 31, 2014
	Entities’ Countries of Formation - for Primary Foreign Jurisdictions
	United Kingdom	Nigeria	Norway	Australia	Trinidad	Russia	Guernsey	Canada	Cayman	Panama	Netherlands	Other	Total Foreign	U.S.[1]	Total US & Foreign

Net Pre-tax Income / (Loss)	160,517	11,043	(9,378)	(17,291)	(8,914)	2,734	11,041	719	112,596	2,400	(6,339)	220	259,348	(14,357)	244,991
Income Tax Expense:
United Kingdom	4,514	0	0	0	0	0	0	0	0	0	0	0	4,514	0	4,514
Nigeria	11,317	9,873	0	0	0	0	829	0	836	0	0	0	22,855	2,645	25,500
Norway	0	0	(2,691)	0	0	0	0	0	0	0	0	0	(2,691)	0	(2,691)
Australia	0	0	0	(5,977)	0	0	0	0	0	0	0	0	(5,977)	0	(5,977)
Trinidad	0	0	0	0	2,303	0	0	0	0	0	0	0	2,303	2,219	4,522
Canada	0	0	0	0	0	0	0	420	0	0	0	0	420	0	420
Russia	0	0	0	0	0	550	0	0	0	0	0	0	550	0	550
Netherlands	0	0	0	0	0	0	0	0	0	0	1	0	1	0	1
Other	1,701	0	0	972	0	0	0	0	0	0	0	(2,526)	147	0	147

Foreign Tax Expense	17,532	9,873	(2,691)	(5,005)	2,303	550	829	420	836	0	1	(2,526)	22,122	4,864	26,986
U.S.	0	0	0	0	0	0	0	0	0	0	0	(784)	(784)	31,010	30,226

Total Tax Expense	17,532	9,873	(2,691)	(5,005)	2,303	550	829	420	836	0	1	(3,310)	21,338	35,874	57,212

Effective Tax Rate	10.9%	89.4%	28.7%	28.9%	-25.8%	20.1%	7.5%	58.4%	0.7%	0.0%	0.0%	N/M	8.2%	-249.9%	23.4%

[1]

Table [A] categorizes income and taxes by entities’ country of formation. U.S. companies have operations in foreign jurisdictions and the taxes accrued related to these operations are included in the foreign tax total of $27.0 million.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

2.

Please tell us how the information provided in your response to our prior comment 2 was used to calculate or determine the 11.8% reconciling amount for “net foreign tax on non-U.S. earnings” included in the tax rate reconciliation on Note 9.

Response: The 11.8% is calculated by using the total net foreign taxes on non-U.S. earnings of $28.8 million divided by the total worldwide income before provision of income taxes of $245 million as reported on the 10-K. Additional details of the components of the $28.8 million are listed below in Table [B].

For the total foreign taxes of $27 million below, Table [A] above gives detail of the $22.1 million of foreign taxes accrued by non-U.S. companies and the remaining $4.9 million of foreign taxes that were accrued by U.S. companies with foreign operations.

Table [B]

For Fiscal Year Ended March 31, 2014
	Tax based on US 35% Statutory Rate (in thousands)	Impact on Effective Tax Rate
Net foreign tax on non-U.S. earnings:
Foreign Current Taxes	26,638	10.9%
Ghana Tax Settlement	174	0.1%
Nigerian Withholding Tax Adjustments	1,962	0.8%

Total Net foreign tax on non-U.S. earnings	28,774	11.8%
Other Foreign tax related items:
Change in valuation allowance	4,532	1.8%
Effect of reduction in U.K. corporate income tax rate	(2,944)	-1.2%
Tax reserve release	(1,652)	-0.7%
Other, net	(1,724)	-0.7%

Total Foreign taxes	26,986	11.0%

3.

Additionally, we note from your response to prior comment 2 that the “net foreign tax on non-U.S. earnings” line also includes the tax impacts of prior year return-to-provision adjustments, statutory income tax rate changes (e.g. the U.K. statutory income tax rate change from 25% to 20% for the period in question), and all other adjustments that are discrete in nature. Please tell us the amounts related to each of these adjustments, if significant. Also, we note that you have indicated that the change in U.K. statutory income tax rate is included in this reconciling item. However it appears from the tax rate reconciliation in Note 9 that there is a separate line item for the “effect of reduction in U.K. corporate income tax rate.” Please resolve this apparent discrepancy for us.

Response: As noted above in Table [B], the majority of the tax comprising “net foreign tax on non-U.S. earnings” is related to current year foreign tax, and the other adjustments relate to prior period adjustments that are non-routine in nature.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

The previous response included generalizations of the Company’s categorization of tax rate impacts and incorrectly stated the U.K. statutory tax rate change was included in the “net foreign tax on non-U.S. earnings” when in fact this adjustment was shown separately. As you correctly noted in your follow-up question, due to materiality, we separately stated on its own line the effect of the reduction in U.K. corporate income rate for the year ended March 31, 2014 - similar to prior years. As to the impacts from prior year return-to-provision adjustments, these were included in the “Other, net” line as the total foreign amounts were immaterial - rather than being reflected in “net foreign taxes on non-U.S. earnings” as stated in our previous response. In the 10-K effective income tax rate table, the last item “Other, net” is -4.4% for the year ended March 31, 2014 – of which, the portion related to foreign taxes is -0.7% (see the inclusion in Table [B] above).

4.

We note from your response to our prior comment 3 that the line item “foreign earnings indefinitely reinvested abroad” is necessary to reflect the impact of certain foreign subsidiaries earnings not being subject to U.S. federal income tax rate of 35% unless immediately includable in the U.S federal taxable income as deemed dividends. Please identify for us the foreign subsidiaries whose earnings are indefinitely reinvested and have been included in this reconciling amount and tell us the effective tax rates of those entities if not previously provided to us. Finally, explain why “foreign earnings indefinitely reinvested abroad” represents the portion of indefinitely reinvested foreign earnings to worldwide pre-tax book income. In this regard, please tell us how these reconciling items reflect the base 35% rate from which you are reconciling.

Response: Table [C] is a list of the foreign subsidiaries whose earnings are indefinitely reinvested abroad. As requested, the effective tax rate for each entity is listed separately. The entities listed in Table [C] are either controlled foreign corporations (“CFC”) or 10/50 companies under the Internal Revenue Service Tax Code (“IRSTC”). As such, these companies’ earnings are effectively deferred from U.S. taxation until the earnings are distributed to the U.S. shareholder in the form of an actual dividend or a deemed dividend (i.e., Subpart F income as defined under the IRSTC). All earnings from these companies are treated as indefinitely reinvested abroad, except for any portion that may be subject to immediate U.S. taxation as Subpart F income. The reconciling item of (18.9)% is calculated by multiplying the pre-tax income of these foreign subsidiaries whose earnings are indefinitely reinvested abroad by the 35% statutory tax rate, and then dividing that amount by the total worldwide pre-tax income of $245 million.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

Table [C]

For Fiscal Year Ended March 31, 2014
in thousands	Pre-Tax Income / (Loss)	Entity Standalone ETR	35% US Tax Rate	% of Consolidated ETR

BL Holdings II CV	98,862	0.8%	(34,602)	-14.1%

Bristow Aviation Holdings Limited	21,290	6.1%	(7,451)	-3.0%

Pan African Airlines (Nigeria) Limited	3,956	52.7%	(1,384)	-0.6%

Bristow Canada Holdings Inc.	(644)	0.0%	225	0.1%

Bristow Canadian Real Estate Company, Inc.	1,363	30.8%	(477)	-0.2%

Release of deferred tax liability associated FB companies which were sold in FY2014			(2,496)	-1.0%

Total Foreign earnings indefinitely reinvested abroad	124,827		(46,185)	-18.9%

5.

Please explain to us the nature of the reconciling items titled “benefit of prior year foreign tax credits” and “benefit of current year foreign tax credits” presented in the tax rate reconciliation in Note 9, and provide us with the calculation reflecting how the amounts are determined.

Response: U.S. taxpayers may use foreign tax credits to offset the U.S. income taxes due on income earned from foreign sources. Taxpayers can get a foreign tax credit for foreign income taxes paid or accrued during the tax year (“direct FTC”), as well as a foreign tax credit for foreign taxes paid by a foreign subsidiary which are deemed paid by the U.S. taxpayer (“indirect FTC”). The indirect FTC is passed through to the U.S. taxpayer when actual dividends are paid from the foreign subsidiary to the U.S. taxpayer, or when there are deemed dividends paid (i.e., see response below for question 6 – Subpart F income). The taxable income amount of the dividend received (actual or deemed) is increased and grossed-up by the foreign taxes deemed paid. The item “benefit of current year foreign tax credits” reflects the net tax impact from the foreign tax credits generated in each of the current fiscal years.

The foreign tax credit that may be claimed for a particular taxable year is limited by the total income tax on the U.S. income tax return, as well as by the ratio of foreign source net income in each statutory category to total net income. The amount of creditable foreign taxes available for the taxable year that exceeds the limitation (i.e.; “excess FTC”) may be carried back one year and forward ten years. As of the fiscal year ended March 31, 2011, we did not believe it was more likely than not that we would generate sufficient foreign sourced income within the appropriate period to utilize all of our excess foreign tax credits, and therefore, elected to deduct the foreign taxes in lieu of a foreign tax credit. However, for the fourth quarter of the fiscal year ended March 31, 2012, we changed our method from deducting these foreign taxes in the

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

U.S. to claiming foreign tax credits against our U.S. tax liability - due to our expectation of increased foreign source income in fiscal year 2012 and projections of U.S. taxable income in fiscal year 2013. Accordingly, we amended our previous fiscal year 2011 tax return to switch to taking the foreign taxes as a tax credit rather than a deduction. This resulted in excess FTC for fiscal year 2011 creating a “foreign tax carryforward” to fiscal year 2012. The item “benefit of prior year foreign tax credits” reflects the net tax impact from the previous fiscal year 2011 “foreign taxes carryforward” to fiscal year 2012.

	Fiscal Year Ended March 31,
(amounts in thousands)	2014	2013	2012
Net Tax Impact of Foreign Tax Carryforward from Previous Fiscal Year 2011			(4,226)
Worldwide Income			79,441

Benefit of prior year foreign tax credits			-5.3%

Net Tax Impact of Foreign Tax Credits Generated in Current Year	(12,752)	(9,127)	(7,767)
Worldwide Income	244,991	166,677	79,442

Benefit of current year foreign tax credits	-5.2%	-5.5%	-9.8%

6.

Please explain to us the nature of the reconciling item titled “foreign earnings that are currently taxed in the U.S.” presented in the tax rate reconciliation in Note 9, and provide us with the calculation reflecting how the amount is determined.

Response: As an overview, foreign (non-U.S.) corporations that are not engaged in a U.S. trade or business (and otherwise do not have U.S. source income) are not currently subject to U.S. taxation. Thus, a foreign corporation that earns only foreign income generally would not be subject to U.S. taxation. Furthermore, under the general rules, U.S. shareholders of a foreign corporation are generally not subject to taxation on income earned by the foreign corporation until the income is actually distributed to them or until capital gain is recognized on the disposition of the stock of the foreign corporation. Thus, a U.S. taxpayer is able to defer indefinitely U.S. taxation on profits earned by the foreign corporation by retaining the earnings in the foreign corporation – except for profits that fall within certain exceptions. One of these exceptions is “Subpart F income” of the foreign corporation - which is taxed immediately in the U.S. as a “deemed dividend” to the U.S. taxpayer. These deemed dividends from Subpart F income are included in the U.S. taxpayer’s current U.S. tax return and subject to the U.S. 35% tax rate.

Subpart F income is comprised of various types of income including (but not limited to) foreign personal holding company income (“FPHCI”), foreign base company sales income, and foreign base company services income. FPHCI includes various “passive” types of income such as dividends, interest, rents, royalties, foreign currency gains, and certain other gains from sales of property. The foreign base company sales and services income categories, in general, include those types of income earned by a Controlled Foreign Corporation (“CFC”) from transactions or activities involving related parties and which relate to countries other than the CFC’s country of incorporation. The Subpart F income inclusion is subject to various other rules and limitations.

The reconciling item called “foreign earnings that are currently taxed in the U.S.” refers to the effective tax rate impact from the portion of our foreign earnings categorized as Subpart F income which are taxed currently in the U.S. at 35%.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

	Fiscal Year Ended March 31,
(amounts in thousands)	2014	2013	2012
Subpart F Income	28,617	22,058	13,318
U.S. Tax Rate	35%	35%	35%

U.S. Tax on Subpart F Income	10,016	7,720	4,661

Worldwide Income	244,991	166,677	79,442

Foreign earnings that are currently taxed in the U.S.	4.1%	4.6%	5.9%

7.

In your response to prior comment 4 you indicate you accrue and pay taxes in Nigeria based on your gross income by applying a deemed profit margin of 20%. Please explain in further detail how foreign taxes are calculated for Nigeria using the deemed profit margin and tell us the statutory tax rate in Nigeria. Also, please explain to us how you have considered the guidance in ASC 740-10, and specifically the definition of income taxes in ASC 740-10-20, when classifying the taxes related to your Nigerian subsidiary as income taxes, rather than sales and use or another type of tax not based on a measure other than income. Additionally, please tell us if there are any other jurisdictions for which you accrue and pay taxes based on an amount other than income/loss (such as revenue or deemed profits).

Response: In regards to Nigeria taxation, in general, pursuant to section 55 of the Companies Income Tax Act (“CITA”), all companies, including nonresident companies (“NRCs”) earning business (active) income from Nigeria, are required to file and remit corporation income taxes on an actual basis (i.e., based on net income/loss). However, for NRCs, section 30 of CITA, provides the Federal Inland Revenue Service (“FIRS”) discretionary powers, in certain instances, to apply other basis of taxation, including the deemed basis. Currently, the FIRS exercises its discretionary power under section 30 in allowing NRCs to file and remit income taxes under the deemed basis of taxation based on a reasonable percentage of turnover (revenue). This is referred to as the deemed profit basis, best of judgment assessment, or presumptive taxation.

In practice, in assessing NRCs to tax, the FIRS prescribed a deemed profit of 20% of turnover derived from Nigeria (assuming all tax deductible expenses and capital allowance of 80%), which is then taxed at the corporate income tax rate of 30% (statutory rate). This results in an effective tax rate of 6% of turnover. This assessment basis has been widely adopted by NRCs, mostly due to its simplicity and the fact that disputes regarding tax deductibility of costs would be avoided.

In summary, the Nigeria deemed profit basis is an alternative basis of assessment for the corporation income tax. The primary requirement in line with the CITA is that companies file their returns based on actual profits. However, historically, the FIRS has always accepted (and in fact enforced) the deemed profits basis accompanied with a statement of turnover derived from Nigeria as sufficient for tax return purposes by NRCs.

It is our conclusion that the portions of our Nigeria income taxes calculated under the deemed profits method (as discussed above) are properly included as an “income tax” subject to ASC 740. NRCs are subject to Nigeria corporation income tax which essentially is calculated under two alternative methods: actual accounts (i.e., net income) or deemed profits based on 20% of turnover. The deemed profits method assumes a reasonable net income amount to be 20% of turnover, which in effect, limits actual deductible expenses to 80% of turnover (as an alternative to filing actual deductible expenses). The

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

ASC 740 definition of taxable income is premised on “as defined by the governmental taxing authority”. The Nigeria FIRS looks at these NRCs’ corporation income tax as either 30% of actual net income or 30% of deemed profit (defined as 20% of turnover). The deemed profits method is not an additional tax to the corporation income tax, but rather, an alternative calculation which the FIRS has the discretion to assess.

Additionally, other taxes which we have included as income taxes under ASC 740 are primarily withholding taxes. The ASC 740-10-15-4 exception for a withholding tax for the benefit of the recipients of a dividend not being considered an income tax of the entity paying the dividend does not apply to entities that have taxes withheld from dividends, interest, rents, or other income on their behalf. In many cases, withholding taxes will be deemed to be income taxes of the entity that receives the dividends, interest, rent, or other income. Withholding taxes are typically considered under local country laws, together with respective tax treaties, to be prepayments of (or in lieu of) local income taxes. In other words, the withholding taxes are essentially a substitute for a complete income tax calculation because the recipient of the payment (against which the tax is withheld) is outside the country and may not otherwise be required to file a local income tax return. If the company that received the dividends, interest, rents, or other income were to file an income tax return in the local jurisdiction, it would be able to claim the withholdings as a prepayment of the income taxes. In the U.S., such withholding taxes would typically be expected to generate foreign tax credits, and thus directly interact with the recipient entity’s U.S. income tax computation. In holding that these withholding taxes are determined to be income taxes, they would be subject to the accounting requirements of ASC 740.

The most significant jurisdiction in which we pay withholding taxes is Nigeria, with small amounts in other jurisdictions such as Tanzania and Turkmenistan. Specifically regarding Nigeria, the CITA imposes tax on any investment (passive) income earned by a NRC such as dividends, interest, royalties, and rents - with withholding tax being the final tax. To earn this income, a NRC is not required to have a presence in Nigeria and therefore need not comply with tax registration and filing obligations – hence the rationale behind treating the withholding tax deducted at source by the Nigerian payer as the final tax. We have included these withholding taxes as income taxes under ASC 740.

Form 10-Q for the Quarter Ended December 31, 2014

Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies

Property and Equipment and Assets Held for Sale, page 9

8.

We note from your disclosure in Note 1 on page 10 that management has decided to remove the remaining seven of the same type of older large aircraft from your fleet sooner than planned, which will result in the adjustment to the salvage values and additional depreciation expense of approximately $17 million, which you expect to record over the quarters ending March 31 and June 30, 2015. Please tell us if you analyzed these seven aircraft for potential impairment as of December 31, 2014 and if so, please tell us the results of the impairment. If you do not believe an impairment analysis was necessary please explain to us why not.

Response: On a quarterly basis we complete a review of our consolidated aircraft fleet for three purposes:

1.	To determine whether any triggering events have occurred that would require further analysis of our held for use aircraft fleet for potential impairment.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

2.

To review carrying values of aircraft held for sale, including those aircraft initially classified as held for sale during the quarter, to ensure these aircraft are appropriately stated at fair market value, less cost to sell.

3.	To review the depreciable lives and salvage values associated with our held for use aircraft fleet.

In reviewing our held for use aircraft for potential impairment, we have determined that the size of aircraft is the lowest level for which identifiable cash flows are largely independent of each other. This has resulted in our aircraft being classified into the following asset groups:

•	Large helicopters

•	Medium helicopters

•	Small helicopters

•	Fixed wing aircraft

•	Bristow Academy helicopters

We believe that our large aircraft constitute an asset group as the aircraft within this group are interchangeable and cash flows are not identifiable by each individual large aircraft. Our fleet of 61 owned large aircraft operate across our five business units and consist of five primary models of aircraft that are in high demand from our customers. We have considered the large aircraft in our fleet to be interchangeable for the impairment analysis as they are preferred technology aircraft demanded by our clients for crew change needs in remote or deep water offshore environments, across all of our business units. Although some customers may prefer a certain aircraft model over another, we consider these aircraft to be interchangeable because they have similar technology, ranges, capabilities and passenger capacity. For example, we were able to deploy the AS 332 and S-92 aircraft model types as substitutes while the H225s were grounded for a period of time.

Our large helicopters are evaluated for impairment as an asset group in accordance with ASC 360-10-35 “Fixed Assets - Subsequent Measurement - Impairment or Disposal of Long-lived Assets”. As such, the seven held for use AS332 aircraft we plan to remove from our fleet by June 30, 2015 were not evaluated for impairment individually but rather as part of the overall large aircraft asset group. These aircraft were still operational as of December 31, 2014, and as such were not classified as held for sale.

In reviewing our large aircraft asset group for impairment indicators as of December 31, 2014, we noted that we expected to operate large aircraft for our customers for the foreseeable future with significant cash flow generation. Additionally, as of December 31, 2014, we had 27 new large aircraft on order and 25 under option, and we expected future demand for large aircraft to be strong for a number of years, especially as oil and gas drilling and production moves further offshore. Based on market analysis completed by our management team, we have line of sight on 81 incremental large aircraft opportunities in the global market over the next three years in markets in Australia and Southeast Asia, Russia, East Africa, the Middle East and Central Asia, Europe, North America, the Gulf of Guinea, South America and the Caribbean. Based on our expectation of continued demand for large aircraft, including these future opportunities, we expected to generate significant cash flow from our large aircraft fleet for the foreseeable future in excess of the carrying value of the asset group.

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

Based on this review, the held for use impairment analysis that was conducted for the large aircraft asset group noted no impairment indicator as of December 31, 2014.

As a decision was made as of December 31, 2014 to dispose of all AS 332 model aircraft within this group, consideration was given as to whether the salvage values should be adjusted and depreciation accelerated for the seven held for use AS 332 aircraft. As we were in negotiations as of December 31, 2014 to sell our entire AS 332 fleet (including all held for sale and held for use aircraft), we adjusted the salvage value of the remaining seven held for use aircraft to the offer price we had for the aircraft. While we were in discussions to sell these aircraft, they were not classified as held for sale as they did not meet the held for sale criteria as the aircraft were still on contract and operational, and not available for immediate sale as of December 31, 2014. The additional depreciation required was expected to be recorded over the remaining expected useful life of those aircraft, which was estimated to be at the end of June 2015.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7649.

Sincerely,

Bristow Group Inc.

/s/ John H. Briscoe

John H. Briscoe

Senior Vice President and Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, General Counsel
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Claire Erlanger, Securities and Exchange Commission

 Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

 t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com